Exhibit 99.1

Enerplus to Present at the Canadian Association of Petroleum Producers (CAPP) Oil & Gas Investment Symposium in Calgary

CALGARY, June 9, 2011 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Gordon J. Kerr, President and Chief Executive Officer, will provide an update on Enerplus' activities via a presentation at the 22nd Annual Canadian Association of Petroleum Producers (CAPP) Oil & Gas Investment Symposium in Calgary, Alberta on Monday, June 13, 2011 at 11:10 am MT (1:10 pm ET). Investors are invited to watch a live webcast of the presentation at:

http://uri.mediaco.ca/u/capp_2011_portal

For further information on Enerplus, including electronic copies of our financial statements, news releases, and other public information, visit our website at www.enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 17:35e 09-JUN-11